UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CKE Restaurants, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

12561E105

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 12561E105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William P. Foley, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,102,415

	6	SHARED VOTING POWER 603,408

	7	SOLE DISPOSITIVE POWER 3,102,415

	8	SHARED DISPOSITIVE POWER 603,408

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,705,823

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.16% (based on 60,200,238 shares of common stock outstanding, which is the sum is the sum of (a) the shares of CKE common stock outstanding as of December 4, 2004, plus (b) the options to purchase 2,459,971 shares of CKE common stock currently exercisable or exercisable within 60 days of December 31, 2004 held by Mr. Foley)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 6 Pages

CUSIP No. 12561E105

Item 1(a).	Name of Issuer:
CKE Restaurants, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
3916 State Street, Suite 300 Santa Barbara, CA 93105

Item 2(a).	Name of Person Filing:
William P. Foley, II

Item 2(b).	Address of Principal Business Office or, if none, Residence:
601 Riverside Avenue Jacksonville, FL 32204

Item 2(c).	Citizenship:
United States of America

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01

Item 2(e).	CUSIP Number:
12561E105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4.	Ownership (as of 12/31/03)

(a)	Amount Beneficially Owned: 1,245,852 shares of common stock plus options to purchase 2,459,971 shares of common stock

(b)	Percent of Class: 6.16%

Page 3 of 6 Pages

CUSIP No. 12561E105

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,102,415

(ii)	shared power to vote or to direct the vote: 603,408

(iii)	sole power to dispose or to direct the disposition of: 3,102,415

(iv)	shared power to dispose or to direct the disposition of: 603,408

Item 5.	Ownership of Five Percent or Less of a Class.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Page 4 of 6 Pages

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

CUSIP No. 12561E105

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005

Date

/s/ William P. Foley, II

[Signature]

William P. Foley, II

[Name/Title

Page 6 of 6 Pages